

PRESS RELEASE

Crescent Point Increases Fourth Quarter Dividend and Announces Preliminary 2022 Outlook

September 13, 2021 Calgary, AB

Crescent Point

Crescent Point Energy Corp. ("Crescent Point" or the "Company") (TSX and NYSE: CPG) has approved an increase to the Company's quarterly dividend as a result of significant progress made on improving its balance sheet strength and sustainability. Crescent Point is also pleased to announce its preliminary 2022 budget, which is expected to generate significant excess cash flow that leads to additional balance sheet strength and the opportunity to create further shareholder value.

KEY HIGHLIGHTS

- Accelerating shareholder returns by increasing quarterly dividend to $0.03 per share alongside continued net debt reduction.
- Preliminary 2022 outlook for production of 131,000 - 135,000 boe/d and development capital expenditures of $825 - $900 million.
- Expected excess cash flow generation of $625 - $875 million in 2022, after dividends, at US$65/bbl - US$75/bbl WTI.
- On track to attain optimal leverage target in 2022, based on expected excess cash flow generation at current commodity prices.

"Our continued execution and capital discipline has positioned us to begin returning additional capital to shareholders," said Craig Bryksa, President and CEO of Crescent Point. "We are prioritizing debt reduction as part of our capital allocation framework including the establishment of a core dividend that is sustainable, provides flexibility and has the ability to grow over time. We are committed to a model that returns capital to shareholders while also generating returns through debt-adjusted per share growth."

RETURN OF CAPITAL TO SHAREHOLDERS

Crescent Point's Board of Directors has approved and declared a fourth quarter dividend increase to $0.03 per share to be paid on January 4, 2022 to shareholders of record on December 15, 2021. This equates to an annualized dividend of $0.12 per share, an increase of $0.11 per share from the current level. The Company's upcoming third quarter dividend of $0.0025 per share is scheduled to be paid on October 1, 2021, as previously announced.

Over the past year Crescent Point has significantly improved its free cash flow profile through its strategic Kaybob Duvernay acquisition, ongoing cost improvements and decline mitigation programs. This execution alongside a disciplined returns-based capital program have positioned the Company to be able to support a higher dividend.

Crescent Point's new dividend level equates to a modest payout ratio of approximately five percent of its expected 2022 adjusted funds flow assuming a conservative WTI price of US$50/bbl. This payout ratio provides dividend sustainability at lower commodity prices and allows the Company to continue prioritizing its balance sheet as it progresses toward its optimal leverage ratio at or below 1.0 times net debt to adjusted funds flow. Crescent Point is on track to attain its leverage target in 2022 based on the Company's expected excess cash flow generation at forward strip commodity prices, including its current hedging position.

The Company will seek to return additional capital to shareholders over time in the context of its capital allocation framework and leverage targets.

PRELIMINARY 2022 OUTLOOK

Based on its initial budgeting process and the current outlook for commodity prices, Crescent Point is expecting to generate annual average production of 131,000 - 135,000 boe/d in 2022 based on development capital expenditures of $825 - $900 million. Consistent with its capital allocation framework, the Company's annual budget will continue to include a portion of capital allocated to long-term projects, such as decline mitigation, and various environmental initiatives.

Crescent Point's preliminary 2022 budget is expected to generate significant excess cash flow, after dividends, of approximately $625 - $875 million at US$65/bbl - US$75/bbl WTI. Crescent Point has approximately 30 percent of its oil and liquids production currently hedged for 2022 and will continue add further protection in the context of commodity prices.

The Company will retain flexibility in its overall capital allocation as it formalizes its budget, which is expected to be released prior to the end of the year. Additional details on Crescent Point's 2022 program and other guidance information will be provided at that time.

All financial figures are approximate and in Canadian dollars unless otherwise noted. This press release contains forward-looking information and references to non-GAAP financial measures. Significant related assumptions and risk factors, and reconciliations are described under the Non-GAAP Financial Measures and Forward-Looking Statements sections of this press release, respectively.

Non-GAAP Financial Measures

Throughout this press release, the Company uses the terms "adjusted funds flow", "free cash flow", "excess cash flow", "net debt", "net debt to adjusted funds flow" and "payout ratio". These terms do not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other issuers.

Adjusted funds flow is equivalent to adjusted funds flow from operations. Adjusted funds flow from operations is calculated based on cash flow from operating activities before changes in non-cash working capital, transaction costs and decommissioning expenditures funded by the Company. Transaction costs are excluded as they vary based on the Company's acquisition and disposition activity and to ensure that this metric is more comparable between periods. Decommissioning expenditures are discretionary and are excluded as they may vary based on the stage of Company's assets and operating areas. Management utilizes adjusted funds flow from operations as a key measure to assess the ability of the Company to finance dividends, operating activities, capital expenditures and debt repayments. Adjusted funds flow from operations as presented is not intended to represent cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with IFRS.

Free cash flow is defined as adjusted funds flow from operations less capital expenditures, payments on lease liability, decommissioning expenditures funded by the Company and other cash items (excluding net acquisitions and dispositions). Excess cash flow is calculated as free cash flow less dividends. Management utilizes free cash flow and excess cash flow as a key measure to assess the ability of the Company to finance dividends, potential share repurchases, debt repayments and returns-based growth.

Net debt is calculated as long-term debt plus accounts payable and accrued liabilities and long-term compensation liability net of equity derivative contracts, less cash, accounts receivable, prepaids and deposits, and long-term investments, excluding the unrealized foreign exchange on translation of US dollar long-term debt. Management utilizes net debt as a key measure to assess the liquidity of the Company.

Net debt to adjusted funds flow from operations is calculated as the period end net debt divided by the sum of adjusted funds flow from operations for the trailing four quarters. The ratio of net debt to adjusted funds flow from operations is used by management to measure the Company's overall debt position and to measure the strength of the Company's balance sheet. Crescent Point monitors this ratio and uses this as a key measure in making decisions regarding financing, capital spending and dividend levels.

Payout ratio is calculated on a percentage basis as dividends declared divided by adjusted funds flow from operations. Payout ratio is used by management to monitor the dividend policy and the amount of adjusted funds flow from operations retained by the Company for capital reinvestment.

Management believes the presentation of the non-GAAP measures above provide useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis. For reconciliations of the non-GAAP measures present in this press release to their nearest applicable measure prescribed by IFRS, please refer to the Company's MD&A for the period ended June 30, 2021, available at www.sedar.com.

All amounts in the news release are stated in Canadian dollars unless otherwise specified.

Forward-Looking Statements

Any "financial outlook" or "future oriented financial information" in this press release, as defined by applicable securities legislation has been approved by management of Crescent Point. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Certain statements contained in this press release constitute "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934 and "forward-looking information" for the purposes of Canadian securities regulation (collectively, "forward-looking statements"). The Company has tried to identify such forward-looking statements by use of such words as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", "intend", "projected", "sustain", "continues", "strategy", "potential", "projects", "grow", "take advantage", "estimate", "well-positioned" and other similar expressions, but these words are not the exclusive means of identifying such statements.

In particular, this press release contains forward-looking statements pertaining, among other things, to the following: Crescent Point's preliminary budget for 2022, which is expected to generate significant excess cash flow that leads to additional balance sheet and the opportunity to create further shareholder value; continued net debt reduction; preliminary 2022 outlook for production of 131,000 - 135,000 boe/d and development capital expenditures of $825 - $900 million; generating significant excess cash flow of $625 - $875 million in 2022, after dividends, at US$65/bbl - US$75/bbl WTI; on track to attain optimal leverage target in 2022, based on expected excess cash flow generation at current commodity prices; debt reduction prioritized as part of the Company's capital allocation framework; a dividend and payout ratio that are sustainable, provide flexibility and have the ability to grow over time; commitment to a dividend as part of the overall return of capital to shareholders while also generating returns through debt-adjusted per share growth; expected 2022 payout ratio assuming US$50/bbl WTI; benefits of the payout ratio; the Company will seek to return additional capital to shareholders over time; the annual budget continuing to include a portion of capital allocated to long-term projects, such as decline mitigation, and various environmental initiatives; 2022 excess cash flow expected to allow the Company to continue to strengthen its balance sheet while also providing the opportunity to create additional shareholder value; hedging expectations; retained flexibility in overall capital allocation; a formalized budget to be released prior to year end 2022; and timing of additional details on Crescent Point's 2022 program and other guidance information.

Statements relating to "reserves" are also deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated and that the reserves can be profitably produced in the future. Actual reserve values may be greater than or less than the estimates provided herein. Unless otherwise noted, reserves referenced herein are given as at December 31, 2020. Also, estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates and future net revenue for all properties due to the effect of aggregation. All required reserve information for the Company is contained in its Annual Information Form for the year ended December 31, 2020, and in its material change report dated February 26, 2021, which are accessible at www.sedar.com.

Barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf : 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of oil, utilizing a conversion on a 6:1 basis may be misleading as an indication of value. With respect to disclosure contained herein regarding resources other than reserves, there is uncertainty that it will be commercially viable to produce any portion of the resources and there is significant uncertainty regarding the ultimate recoverability of such resources.

All forward-looking statements are based on Crescent Point's beliefs and assumptions based on information available at the time the assumption was made. Crescent Point believes that the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this report should not be unduly relied upon. By their nature, such forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements, including those material risks discussed in the Company's Annual Information Form for the year ended December 31, 2020 under "Risk Factors" and our Management's Discussion and Analysis for the year ended December 31, 2020, and for the quarter ended June 30, 2021, under the headings "Risk Factors" and "Forward-Looking Information". The material assumptions are disclosed in the Management's Discussion and Analysis for the three months ended June 30, 2021, under the headings "Overview", "Commodity Derivatives", "Liquidity and Capital Resources", and "Guidance" (as updated herein). In addition, risk factors include: financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas, decisions or actions of OPEC and non-OPEC countries in respect of supplies of oil and gas; delays in business operations or delivery of services due to pipeline restrictions, rail blockades, outbreaks, blowouts and business closures and social distancing measures mandated by public health authorities in response to COVID-19; uncertainty regarding the benefits and costs of acquisitions and dispositions; the risk of carrying out operations with minimal environmental impact; industry conditions including changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; uncertainties associated with estimating oil and natural gas reserves; risks and uncertainties related to oil and gas interests and operations on Indigenous lands; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value and likelihood of acquisitions and dispositions, and exploration and development programs; unexpected geological, technical, drilling, construction, processing and transportation problems; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; general economic, market and business conditions, including uncertainty in the demand for oil and gas and economic activity in general as a result of the COVID-19 pandemic; uncertainties associated with regulatory approvals; uncertainty of government policy changes; the impact of the implementation of the Canada-United States Mexico Agreement; uncertainties associated with credit facilities and counterparty credit risk; cybersecurity risks; changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry; the wide-ranging impacts of the COVID-19 pandemic, including on demand, health and supply chain; and other factors, many of which are outside the control of the Company. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Crescent Point's future course of action depends on management's assessment of all information available at the relevant time.

Additional information on these and other factors that could affect Crescent Point's operations or financial results are included in Crescent Point's reports on file with Canadian and U.S. securities regulatory authorities. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed herein or otherwise. Crescent Point undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law. All subsequent forward-looking statements, whether written or oral, attributable to Crescent Point or persons acting on the Company's behalf are expressly qualified in their entirety by these cautionary statements.

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Brad Borggard, Senior Vice President, Corporate Planning and Capital Markets, or

Shant Madian, Vice President, Investor Relations and Corporate Communications

Telephone: (403) 693-0020 Toll-free (US and Canada): 888-693-0020 Fax: (403) 693-0070

Address: Crescent Point Energy Corp. Suite 2000, 585 - 8th Avenue S.W. Calgary AB T2P 1G1

www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG.